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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

                    TRANSACTION STATEMENT UNDER SECTION 13(e)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 4

                             LEGEND PROPERTIES, INC.
                             -----------------------
                              (NAME OF THE ISSUER)

                             LEGEND PROPERTIES, INC.
                              LP ACQUISITION CORP.
                                KJELL INGE ROKKE
                                TRG (EUROPE) B.V.
                                  AKER RGI ASA
                                RGI (EUROPE) B.V.
                                RGI (DENMARK) APS
                       RESOURCE GROUP INTERNATIONAL, INC.
                               RGI HOLDINGS, INC.
                            AVANTOR INTERNATIONAL AS
       -----------------------------------------------------------------
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
       -----------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  52465 P-10-3
                      -------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  PETER J. HENN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             LEGEND PROPERTIES, INC.
                           3755 7TH TERRACE, SUITE 301
                            VERO BEACH, FLORIDA 32960
--------------------------------------------------------------------------------
      (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 WITH A COPY TO:

  Michael W. Hein, Esq.                                Michael J. Choate
 Greenberg Traurig, P.A.                           Shefsky & Froelich, Ltd.
  1221 Brickell Avenue                            444 North Michigan Avenue
  Miami, Florida 33131                             Chicago, Illinois 60611
     (305) 579-0500                                     (312) 836-4066

         This statement is filed in connection with (check the appropriate box):

a.       [X]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.       [ ]   The filing of a registration statement under the Securities Act of 1933.
c.       [ ]   A tender offer.
d.       [ ]   None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                            CALCULATION OF FILING FEE

---------------------------------------- -------------------------------------
       TRANSACTION VALUE*                       AMOUNT OF FILING FEE
---------------------------------------- -------------------------------------
            $616,614.................                 $123.32
---------------------------------------- -------------------------------------

* For purposes of calculating the fee only. Assumes purchase of 1,233,228 shares of Common Stock, par value $.01 per share, of Legend Properties, Inc. at $0.50 per share.

     [X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount previously paid:  $124.00
     Form or Registration No.:  Preliminary Information Statement on
                                Schedule 14C.
     Filing Party:  Legend Properties, Inc.
     Date filed:  February 18, 2000


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         This Rule 13E-3 Transaction Statement (this "Statement") is being filed pursuant to the requirements of Section 13(e) of the Securities Exchange Act of 1934 in connection with the adoption and approval by the stockholders of Legend Properties, Inc. ("Legend") of an Agreement and Plan of Merger dated as of January 6, 2000 (the "Merger Agreement") by and among Legend, RGI Holdings,
Inc., the holder of approximately 80% of Legend's outstanding common stock, and L.P. Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of RGI Holdings, Inc. ("RGI Holdings"), at a special meeting of the Company's stockholders held on August 31, 2000. Pursuant to the Merger Agreement, the Purchaser was merged with and into Legend and Legend and became wholly owned by RGI Holdings.

         The information in the Definitive Information Statement on Schedule 14C which is attached hereto as Exhibit (a)(3), including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of
Schedule 13E-3, except as otherwise set forth below.

ITEM 2.         SUBJECT COMPANY INFORMATION.

                Item 1002(e) of Regulation M-A.      None.

                Item 1002(f) of Regulation M-A. RGI Holdings acquired an aggregate of 60,800 shares of Common Stock from John A. Hinson and John W. Temple in connection with settlement of litigation styled JOHN A. HINSON AND JOHN W. TEMPLE V. RGI HOLDINGS, INC., RGI/US HOLDINGS, INC. AND KENNETH L. UPTAIN, 96 Civ 9257 (BSJ) filed in the U.S. District Court for the Southern District of New York. The transaction was pursuant to an Agreement dated July 9, 1998 by and among Messrs. Hinson and Temple, RGI Holdings and Kenneth L. Uptain, a copy of which is attached hereto as Exhibit (d)(3) to this Statement and this description of such Agreement is qualified in its entirety by reference to such Exhibit (d)(3), which is incorporated by reference in its entirety. RGI Holdings paid a total of $185,000 in connection with the settlement of such litigation and the acquisition of such shares in July 1998.

                  In July, 1999, RGI International transferred 6,400 shares of the Company's Common Stock to RGI Holdings.

ITEM 3.         IDENTITY AND BACKGROUND OF FILING PERSONS.

                Item 1003(c)(3) and (4) of Regulation M-A. Neither any Affiliate nor any executive officer, director or person controlling any Affiliate has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a judicial or administrative proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.         TERMS OF THE TRANSACTION.

                Item 1004(a) of Regulation M-A. As a result of the Merger, each share of Common Stock that was issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than shares held by RGI Holdings) was converted as of the Effective Time into the right to receive $0.50 per share in cash, in accordance with the Merger Agreement and as described in the Information Statement. In addition, all options to purchase Common Stock that were outstanding immediately prior to the Effective Time became vested and exercisable in full, all outstanding options to purchase Common Stock that were not exercised prior to the Effective Time were canceled and terminated and expired as of the Effective Time, and in consideration for such cancellation, each option holder received an amount in cash for each option determined by multiplying (i) the excess, if any, of $0.50 over the applicable exercise price per share for each share underlying such option by (ii) the number of shares such option holder could have purchased had it exercised such option in full immediately prior to the Effective Time. The exercise price of all such options exceeded $0.50 per share.


                Item 1004(e) of Regulation M-A.      None.

ITEM 5.         PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                At the Special Meeting of Stockholders held on August 31, 2000, the Merger Agreement was approved by the affirmative vote of the holders of a majority of the Company's Common Stock. The same day, a certificate of merger with respect to the Merger was filed with the Secretary of State of the State of Delaware, and, as a result, the Merger became effective on August 31,

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                2000. The Merger was consummated as described in the Company's
                Definitive Information Statement dated August 9, 2000 filed as Exhibit (a) (3) to Amendment No. 3 to this Schedule 13E-3.

ITEM 7.         PURPOSE, ALTERNATIVES, REASONS AND EFFECTS.

                On September 15, 2000, Legend, as the surviving corporation of the Merger, filed a certification on Form 15 pursuant to Rule 12g-4 and Rule 12h-3 relating to the Common Stock to provide notice of termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended, and to suspend its duty to file reports under Section 13 thereof.

ITEM 11.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                Item 1008 (a) of Regulation M-A. As a result of consummation of the Merger Agreement on August 31, 2000, RGI Holdings holds 100 shares of Common Stock, which constitutes 100% of the outstanding shares of Common Stock.

                Resource Group International, Inc. as the owner of 80.45% of RGI Holdings' Common Stock, may be deemed to beneficially own the 100 shares of Common Stock held by RGI Holdings.

                Each of Aker RGI ASA, RGI (Europe) B.V., RGI (Denmark) ApS and Resource Group International, Inc., as parent holding companies for RGI Holdings (as well as TRG (Europe) B.V., as the controlling shareholder of Aker RGI ASA, and Mr. Rokke as the sole shareholder of TRG (Europe) B.V.), may be deemed to beneficially own the shares of Common Stock held by RGI Holdings, which constitutes 100 shares of Common Stock or 100% of the outstanding shares of Common Stock.

                Item 1008 (b) of Regulation M-A.     None.

ITEM 13.        FINANCIAL STATEMENTS.

                Item 1010(b) of Regulation M-A.      Not applicable.

ITEM 16.        EXHIBITS.

                Item 1016 of Regulation M-A. The following documents are filed as exhibits to this Statement:

     EXHIBIT
      NUMBER        EXHIBIT
      ------        -------

      (a)(1) Letter to Stockholders (included in the Definitive Information Statement, which was filed as Exhibit (a)(3) to this Statement on August 9, 2000).

      (a)(2) Notice of Special Meeting of Stockholders (included in the Definitive Information Statement, which was filed as Exhibit
                    (a)(3) to this Statement on August 9, 2000).

      (a)(3)        Definitive Information Statement.

      (a)(4) Press Release issued by Legend Properties, Inc. dated October 15, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Legend Properties, Inc. on October 15, 1999).

      (a)(5) Press Release issued by Legend Properties, Inc. dated January 5, 2000 (incorporated by reference to the Current Report on Form 8-K filed by Legend Properties, Inc. on January 13, 2000).

      (a)(6)        Notice to Stockholders.

      (a)(7)        Letter of Transmittal.

       (b)          None.

      (c)(1) Opinion of Josephthal & Co. Inc. dated January 5, 2000 (included as Appendix B to the Definitive Information Statement, which was filed as Exhibit (a)(3) to this Statement on August 9, 2000).

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     EXHIBIT
      NUMBER        EXHIBIT
      ------        -------

      (c)(2) Financial Analysis Presentation materials prepared by Josephthal & Co. Inc. dated January 5, 2000 to the Special Committee of the Board of Directors of Legend Properties, Inc. (filed as Exhibit (c)(2) to this Statement as filed on February 18, 2000).

      (c)(3) PriceWaterhouseCoopers Complete and Self-Contained Appraisal Report of Southbridge Price William County, VA as of March 31, 1999 (filed as Exhibit (c)(3) to this Statement as filed on July 7, 2000).

      (d)(1) Agreement and Plan of Merger among RGI Holdings, Inc., LP Acquisition Corp. and Legend Properties, Inc. dated as of January 6, 2000 (included as Appendix A to the Definitive Information Statement, which was filed as Exhibit (a)(3) to this Statement on August 9, 2000).

      (d)(2) Shareholders Agreement dated as of April 7, 1997 between RGI International, Inc. (as successor in interest to RGI Real Estate, Inc.) and Avantor International AS (incorporated by reference to Amendment No. 7 to Schedule 13D filed by RGI Holdings, Inc. and certain affiliates on June 11, 1997).

      (d)(3) Agreement dated July 9, 1998 by and among John A. Hinson, John W. Temple, RGI Holdings, Inc. and Kenneth L. Uptain (incorporated by reference to Amendment No. 8 to Schedule 13D filed by RGI Holdings, Inc. and certain affiliates on January 14, 2000).

       (e)          None.

       (f)          None.

       (g)          None.

       (h)          None.



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                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                    LEGEND PROPERTIES, INC.

Dated: September 15, 2000           By:  /s/ PETER J. HENN
                                       -------------------------------------
                                            Name:  Peter J. Henn
                                            Title: Chief Executive Officer

Dated: September 15, 2000           LP ACQUISITION CORP.

                                    By:  /s/ DEBRA DORMAIER
                                       -------------------------------------
                                            Name:  Debra Dormaier
                                            Title: Vice President

                                    KJELL INGE ROKKE

Dated: September 15, 2000              /s/ KJELL INGE ROKKE
                                       -------------------------------------

                                    TRG (EUROPE) B.V.

Dated: September 15, 2000           By:   /s/ KJELL INGE ROKKE
                                       -------------------------------------
                                          Name:  Kjell Inge Rokke
                                          Title: President

                                    AKER RGI ASA

Dated: September 15, 2000           By:   /s/ BENGT A. REMM
                                       -------------------------------------
                                          Name:  Bengt A. Rem
                                          Title: Vice President

                                    RGI (EUROPE) B.V.

Dated: September 15, 2000           By:  /s/ BENGT A. REM
                                       -------------------------------------
                                          Name:  Bengt A. Rem
                                          Title: Director

                                    RGI (DENMARK) ApS

Dated:  September 15, 2000          By:   /s/ BENGT A. REM
                                       -------------------------------------
                                          Name:  Bengt A. Rem
                                          Title: Director



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                                      RESOURCE GROUP INTERNATIONAL, INC.

Dated: September 15, 2000             By:   /s/ BILL STOKES
                                         -------------------------------------
                                            Name:  Bill Stokes
                                            Title: President

                                      RGI HOLDINGS, INC.

Dated: September 15, 2000             By:   /s/ DEBRA DORMAIER
                                         -------------------------------------
                                            Name:  Debra Dormaier
                                            Title: Vice President

                                      AVANTOR INTERNATIONAL AS

Dated: September 15, 2000             By:   /s/ CHRISTIAN JOYS
                                         -------------------------------------
                                            Name:  Christian Joys
                                            Title: President




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                                  EXHIBIT INDEX

     EXHIBIT
      NUMBER        DESCRIPTION
      ------        -----------

      (a)(6)        Notice to Stockholders

      (a)(7)        Letter of Transmittal